

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

03 JUL -9 AM 7:21

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 4 July 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	12



03024383

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange –

1. Media Release - BresaGen issues claims on E21R data dated 1 July, 2003.
2. Appendix 3B – New issue announcement, application for quotation of additional securities and agreement dated 3 July, 2003.

Yours sincerely

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

If there are any problems with this transmission, call 08 8234 2660

Tuesday, 1 July 2003


BresaGen

BresaGen issues claims on E21R data

Adelaide-based biotechnology company, BresaGen Limited, today confirmed that it has instituted Proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science, Medvet Science Pty Ltd and Professor Angel Lopez who were responsible for the initial research in relation to BresaGen's anti-cancer drug E21R and who licensed E21R to BresaGen.

In July last year BresaGen terminated its collaborative E21R development agreement with British Biotech in Oxford, UK. The decision came after British Biotech was unable to repeat certain published preclinical data supplied by IMVS, Medvet and Professor Lopez. The new studies raised concerns about E21R-induced cell killing or apoptosis in acute myeloid leukaemia (AML).

The Company has tried to find a way of settling this dispute without litigation but now feels that it has no choice but to pursue the matter through the courts. Direct costs alone incurred in relation to this project are in the order of $7 million but the Company will be seeking additional costs which have not yet been fully quantified.

Contact:

Dr Christopher Juttner
618 8150 8203 direct
618 8234 2660 office
0408 185 100 mobile

cjuttner@bresagen.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

BRESAGEN LIMITED

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $A0.2725 Expiry Date: 30 May, 2013 Vesting Periods: 1/3rd vest immediately 1/3rd vest on 30 May, 2004 1/3rd vest on 30 May, 2005

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of Options to a consultant and employees of a BresaGen group company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	54,498,560	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	REFER ADDENDUM ATTACHED	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 3 July, 2003
(Company Secretary)

Print name: MR LINTON W P BURNS

== == == == ==

+ See chapter 19 for defined terms.

BresaGen Limited

Addendum to Clause 9 of Appendix 3B Dated 03/07/03

Number and Class of Securities not Quoted on ASX

Number	Class
OPTIONS	
Employee Options Incentive Plan	
691,667	Exercisable between18/10/00 and 18/10/09 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 18/10/99 Exercise price = $1.00
220,000	Exercisable between 29/11/00 and 29/11/09 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 29/11/99 Exercise price = $1.00
50,000	Exercisable between 29/11/00 and 29/11/09 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 29/11/99 Exercise price = $1.48
65,000	Vesting at various dates after grant Exercisable anytime after vesting up to 5th anniversary of date of grant Issue date = 27/6/01 Exercise price = $1.50
285,000	Vesting at various dates after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Exercisable at various prices Issue date = 27/6/01
20,000	Exercisable between 06/09/02 and 06/09/11 One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 06/09/01 Exercise Price = $1.09
22,500	Exercisable between 17/12/01 and 17/12/11 One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 17/12/01 Exercise Price = $1.06
50,000	Exercisable between 04/02/03 and 04/02/12 One third to vest 12 months after issue One third to vest 24 months after issue Balance to vest 36 months after issue Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 04/02/02 Exercise Price = $1.13
55,000	Exercisable between 12/10/02 and 12/10/11 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 10th anniversary of date of grant Issue date = 12/10/01 Exercise Price = $.89¢
323,551	Exercisable between 23/03/03 and 30/06/12 To vest immediately Exercisable anytime up to 30 June, 2012 Issue date = 23/03/03 Exercise Price = $1.01
25,000	Exercisable between 23/03/03 and 04/08/10

+ See chapter 19 for defined terms.

	Two thirds (16,667) to vest immediately 8,333 (remaining 1/3rd) to vest on 04/08/03 Exercisable anytime after vesting up to 4 August, 2010 Issue date = 23/03/03 Exercise Price = $1.55
1,807,718	TOTAL EMPLOYEE OPTIONS
<u>US Employee Options</u>	
42,500	Exercisable between 30/05/03 and 30/05/13 One third to vest immediately One third to vest on 30/05/04 Balance to vest on 30/05/05 Exercise Price = $A0.2725
<u>CytoGenesis & Management Options</u>	
975,000	Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A2.00 for 5 consecutive days
975,000	Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A2.50 for 5 consecutive days
1,050,000	Exercisable at $1.50 between 9/11/00 and 8/11/05 on share price exceeding $A3.00 for 5 consecutive days
3,000,000	
<u>Fred Wagner Options</u>	
100,000	Exercisable between 08/05/04 and 08/05/08 One third to vest 12 months after grant One third to vest 24 months after grant Balance to vest 36 months after grant Exercisable anytime after vesting up to 5th anniversary of date of grant Issue date = 08/05/03 Exercise price - $A0.30
<u>Brian Condle Options</u>	
25,000	Exercisable between 30/05/03 and 30/05/13 One third to vest immediately One third to vest on 30/05/04 Balance to vest on 30/05/05 Exercise price = $A0.2725
4,950,218	**TOTAL OPTIONS**

+ See chapter 19 for defined terms.